United States securities and exchange commission logo





                             November 10, 2022

       Heng Fai Ambrose Chan
       Chairman and Chief Executive Officer
       Alset Capital Acquisition Corp.
       4800 Montgomery LN STE 210
       Bethesda, MD 20814

                                                        Re: Alset Capital
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed October 12,
2022
                                                            File No. 333-267841

       Dear Heng Fai Ambrose Chan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed October 12, 2022

       Cover Page

   1. Please disclose on your prospectus cover, in the Q&A section, and in your prospectus summary that Alset
Capital Acquisition Corp. and HWH are entities under the common control of Alset Inc.
Disclose that Heng Fai Ambrose Chan is the controlling shareholder of Alset Inc., an
executive officer and director of Alset Acquisition Corp., and executive chairman and director
of HWH, and may be deemed to own 21.6% of HWH. Also
                                                        disclose the
individuals who serve as executive officers and directors of both Alset Inc.
                                                        and HWH, as you do on
page 201.
   2. We note your disclosure on pages 60-61 that assuming no redemptions, Mr. Chan and his affiliates will
beneficially own approximately 54.9% of the economic interests of the post-
                                                        combination company,
and assuming maximum redemptions, Mr. Chan and his affiliates
 Heng Fai Ambrose Chan
FirstName  LastNameHeng    Fai Ambrose Chan
Alset Capital Acquisition Corp.
Comapany 10,
November   NameAlset
               2022 Capital Acquisition Corp.
November
Page 2     10, 2022 Page 2
FirstName LastName
         will beneficially own approximately 79.7% of the economic interests of the post-
         combination company. Please disclose on your prospectus cover that Mr. Chan and his affiliates will have a controlling interest in the post-combination company and will control matters submitted to shareholders such as the election of directors and approval of significant corporate transactions, and whether you intend to take advantage of the controlled company exemptions.
3. Please revise your disclosure regarding the ownership of the post-combination company to reflect the exercise of all dilutive securities. In addition, as it appears Alset Sponsor is controlled by Alset Inc., which is in turn controlled by Mr. Chan, revise the line item for
         Alset Sponsor to include all shares owned by Mr. Chan and Alset Inc., and ensure the line item references each party by name. In this regard, it appears you are splitting Mr. Chan's shares between Alset Sponsor and HWH Holders. Include a separate line item for HWH
         Holders other than Alset and Mr. Chan, if any. Make conforming changes throughout your filing where you discuss the ownership of the post-combination company, including on pages 11-12, 32-33, and 116-117.
4. Where you discuss the ownership interests in the post-combination company, we note your disclosure that "new public shareholders will own approximately 20.3%." Please clarify who is included in the "new public shareholder" category, including whether it includes any PIPE investors or backstop investors.
Q: May Alset, the Sponsor or Alset's directors, officers, advisors or their affiliates purchase shares..., page 11

5. Confirm your intent to comply, and revise your disclosure here and on pages 79 and 83 accordingly, with the conditions set forth in the Compliance and Disclosure Interpretation located at Question 166.01 of the Tender Offers and Schedules interpretations, located on our website.
Questions and Answers for Stockholders of Alset
Q: What equity stake will current stockholders of Alset and the HWH Holders hold in Alset after the Closing?, page 11

6. Please revise the table on page 12 to allocate the dilutive securities to each party identified in the top half of the table, rather than including separate line items for the public and private warrants.
Q: How will the Sponsor and our directors and officers vote?, page 16

7. We note your disclosure here and on pages 92, 137 and 139 that you may need only
         3,033,500, or approximately 35.2%, of the 8,625,000 of your public shares, to be voted at the Special Meeting in favor of the Business Combination Proposal in order to approve it, yet we also note your disclosure on page 10 that you may need as few as only 34,500, or approximately 0.4%, of the 8,625,000 of your public shares, to be voted in favor of the
         Business Combination Proposal in order to approve it. Given the vote required to approve
 Heng Fai Ambrose Chan
Alset Capital Acquisition Corp.
November 10, 2022
Page 3
         the Business Combination Proposal is a majority of the shares outstanding and entitled to vote at the Special Meeting, please revise your disclosure on pages 16, 92, 137 and 139 to be consistent with the disclosure on page 10, i.e., assuming only a quorum is present.
Q: What interests do Alset's current officers and directors have in the Business Combination?, page 16

8. Here and elsewhere as applicable in your filing, please include a new bullet quantifying
         Mr. Chan's interests in the proposed transaction, including his percentage ownership of the post-combination company and the Merger Consideration he is expected to receive in the proposed transaction and its relative value, include a new bullet addressing the interests of the directors and officers who serve as such for both HWH and Alset, and quantify any amounts subject to reimbursement. Also quantify the aggregate amount that the sponsor, its affiliates, and the company's officers and directors have at risk that depends on completion of a business combination.
Summary of the Proxy Statement/Prospectus, page 27

9. In an appropriate place in the summary, include a diagram of Alset's and HWH's organizational structures prior to and after the consummation of the business combination. With a view to providing investors a picture of the common ownership and how the entities are affiliated, include a depiction of the ownership of Alset and HWH in the diagram. Also include the affiliated entities with which HWH does business, such as
         DSS Inc., Sharing Services Global Corp., HWH World, Inc, The Happy Co. and RBC Life
         World, Inc., to which you refer throughout the filing, so that investors understand how they are affiliated. Make conforming changes to the Information about HWH section beginning on page 152.
Parties to the Business Combination
HWH, page 28

10. Please revise to provide more detail regarding the business of HWH, including, for example, a brief description of the products and services offered and the company's membership-driven structure.
Selected Historical Financial Information of Alset, page 50

11. It appears the financial information presented here for the unaudited period for the six months ended May 31, 2022 is inconsistent with the Management's Discussion and
FirstName LastNameHeng Fai Ambrose Chan
       Analysis of Financial Condition and Results of Operations presented on page 149 and the
Comapany    NameAlset
       Unaudited         Capital
                   Financial     Acquisition
                             Statements       Corp. on page F-18, which are for
the nine months
                                         beginning
       ended
November    10,August 31, 2022.
                2022 Page  3      Please clarify or revise.
FirstName LastName
 Heng Fai Ambrose Chan
FirstName  LastNameHeng    Fai Ambrose Chan
Alset Capital Acquisition Corp.
Comapany 10,
November   NameAlset
               2022 Capital Acquisition Corp.
November
Page 4     10, 2022 Page 4
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information, page 51

12. Please revise your pro forma presentation to present the periods required by paragraph (c)
         of Article 11-02 of Regulation S-X.
Risk Factors, page 60

13. Include a risk factor addressing the anti-takeover provisions in the proposed charter and bylaws, including the limitation on who can call a special meeting of stockholders, advance notice provisions for bringing stockholder actions, and the inability of stockholders to act by written consent.
14. Include a risk factor that addresses the exclusive forum provision in your proposed charter and the related risks including, but not limited to, increased costs to bring a claim and that
         the provision can discourage claims or limit investors    ability to
bring a claim in a judicial
         forum that they find favorable, as well as any uncertainty about enforceability of the provision.
15. Include a risk factor addressing the waiver of the corporate opportunities doctrine as described in Article X of your proposed charter and the related risks. Concentration of ownership among the Sponsor, Alset's existing executive officers, directors and their respective affiliates..., page 84

16. Consistent with the risk factors on pages 60-61, revise this risk factor to reflect the fact that assuming no redemptions, Mr. Chan and his affiliates will beneficially own approximately 54.9% of the economic interests of the post-combination company, and assuming maximum redemptions, Mr. Chan and his affiliates will beneficially own approximately 79.7% of the economic interests of the post-combination company.
Background of the Business Combination, page 104

17. We note your disclosure that in mid May 2022, Alset began evaluating HWH and started
         engaging in conversations with HWH   s management. Please disclose
which party made
         the initial contact.
18. Please substantially revise the disclosure in this section to include a detailed description of the negotiations relating to the valuation of HWH. For example, it is not clear which party proposed the initial valuation, what the initial proposal was, if and how the amount evolved throughout the negotiations, and when agreement on the final valuation and type of consideration was reached. Disclose whether HWH and Alset determined the amount of consideration to be paid, or whether ValueScope recommended the amount of consideration to be paid. Refer to Item 1015(b)(5) of Regulation M-A.
19. We note your disclosure on page 57 that the pro forma financials reflect a $30 million
         PIPE, of which the terms have not been finalized. Please clarify whether the agreed valuation of $125 million reflects a $30 million PIPE. Disclose any discussions about the
 Heng Fai Ambrose Chan
FirstName  LastNameHeng    Fai Ambrose Chan
Alset Capital Acquisition Corp.
Comapany 10,
November   NameAlset
               2022 Capital Acquisition Corp.
November
Page 5     10, 2022 Page 5
FirstName LastName
         need to obtain additional financing for the combined company, such as the potential PIPE transaction, and the negotiation/marketing processes undertaken to date (e.g., identification of potential PIPE investors and how the terms of the PIPE transaction may be determined). Additionally, as applicable, please also disclose whether the parties intend to provide any valuations or other material information about the Alset, HWH, or the business combination transaction to potential PIPE investors that are not expected to be disclosed publicly.
20.      We note your disclosure that in early June, 2022, Alset received a
copy of HWH   s
         corporate presentation from HWH. Please tell us whether the presentation included any financial projections that the Alset board reviewed, and if so, include such projections in your filing. In addition, we note your disclosure on page 106 that Alset received a financial model regarding HWH future businesses, their pricing model and other key assumptions. Please disclose this model in your filing.
21. Please provide a detailed description of the negotiations regarding the letter of intent that was executed on July 28, 2022 by HWH and Alset, including the material terms of the initial draft, the material terms included in the final executed version, and how the material terms evolved over the course of the negotiations. Please include enough information so that investors can fully understand how the final terms were negotiated and ultimately determined.
22. Please provide a detailed description of how the material terms of the Merger Agreement evolved throughout the exchange of several drafts, and if applicable, describe how the material terms differed from the letters of intent.
23. Please substantially revise your disclosure in this section to include a chronological description of the negotiations relating to material terms of the transaction and ancillary agreements, including, but not limited to, the type of consideration to be paid to HWH stockholders, any financial projections and any discussions relating to the assumptions underlying such projections, the control and governance of the post-combination company, director designation rights and organizational documents, and the lock up agreements. In your revised disclosure, please explain the the issues and terms discussed at the meetings, each party's position on such issues, and how you reached agreement on the final terms.
24. Throughout this section, identify the individuals from HWH and Alset management who attended each meeting and participated in the negotiations. In addition, disclose when
         Alset's board approved the business combination and which board members participated in the vote.
25. We note your disclosure that on August 24, 2022, Alset and HWH had a call to discuss the possibility of a private capital raise and timelines for finalizing the definitive Merger
         Agreement. Please elaborate on these discussions and, to the extent additional financing was not secured, discuss why.
 Heng Fai Ambrose Chan
Alset Capital Acquisition Corp.
November 10, 2022
Page 6
ValueScope Opinion, page 111

26. We note your disclosure on page 111 that ValueScope was retained "solely to advise the
         Board on the valuation of the Acquired Assets, and not for the benefit of any other person or entity or to consider any other aspect of the Business Combination," and your disclosure on page 112 and on page D-2 of the opinion that the ValueScope Opinion was prepared "for the Board in connection with its consideration of the Business Combination and may not be relied upon by any other person or entity or for any other
         purpose." Please remove this language from your filing and ask ValueScope to remove this language from the opinion.
27.      Disclose the financial forecasts prepared by Alset and HWH   s
management that
         ValueScope relied upon in conducting their analysis and the related assumptions.
         Elaborate upon the income analysis and guideline public company nalysis ValueScope prepared, consistent with Item 1015(b)(6) of Regulation M-A, which requires disclosure of the bases and methods used for the fairness opinion. In doing so, include the various inputs and assumptions used in the income analysis and disclose the values ultimately arrived at. Identify the guideline companies, explain how they are reasonably comparable, and disclose the various multiples and how they were determined. Alset's Board of Directors' Reasons for the Approval of the Business Combination, page 112

28. We note your disclosure here and on page 108 references an analysis that the Alset board considered in deciding to approve the transaction, including a reference to financial results and assumptions, but no analysis is included in the filing. Please revise to include the analysis.
29. Please clarify how the board considered the conflicts of interest presented by the affiliation between Alset and HWH and the overlapping nature of directors and officers of
         Alset and HWH in negotiating and recommending the business combination.
30. Alset's charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
31. Explain why Stockholder Liquidity was a factor that supported the Board's decision to recommend the transaction when your stockholders already hold shares that are listed on
         Nasdaq, and are therefore liquid.
32.    We note your disclosure on page 109 that Alset   s board received
certain preliminary sales
       estimates that were prepared by HWH that it considered in its decision to enter into the
       Merger Agreement. Please disclose these estimates in the filing. FirstName LastNameHeng Fai Ambrose Chan
33. Please remove the disclaimer on page 108 that "the inclusion of this information in this
Comapany   NameAlset
       proxy             Capital Acquisition
             statement/statement             Corp.
                                   does not constitute an admission or
representation by Alset or
       HWH
November   10,that
               2022thePage
                       information
                           6       presented is material."
FirstName LastName
 Heng Fai Ambrose Chan
FirstName  LastNameHeng    Fai Ambrose Chan
Alset Capital Acquisition Corp.
Comapany 10,
November   NameAlset
               2022 Capital Acquisition Corp.
November
Page 7     10, 2022 Page 7
FirstName LastName
Roles of Alset's Advisor in the Negotiation and Execution of the Business Combination, page
114

34. We note that EF Hutton performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination.
         Please quantify the aggregate fees payable to EF Hutton that are contingent on completion of the business combination.
The Charter Amendments Proposal, page 119

35. Please revise your disclosure in this section and throughout your filing to clarify whether the post-combination company will have five or seven directors. In this regard, we note your disclosure on page 119 that the combined company will have seven directors and your discussion of the seven directors on pages 170-173, yet the disclosure on pages 120,
         123, 189, and the Merger Agreement, proposed charter, and proposed bylaws provide that there will only be five directors.
Material U.S. Federal Income Tax Considerations, page 128

36. We note your disclosure that "the surrender by a U.S. Holder of the shares of Common
         Stock in exchange for the shares of Alset Common Stock pursuant to the Business
         Combination, when taken together with the other steps of the Business Combination, should qualify as a non-recognition transaction pursuant to Section 351(a) of the Code."
         Accordingly, please revise to provide a "should" tax opinion related to such material tax consequences of the Business Combination you describe in this section. Please also revise your disclosure to explain why counsel cannot give a firm opinion, describe the degree of uncertainty in the opinion, and include a risk factor setting forth the risks to investors of uncertain tax treatment. Refer to Section III.A.2 of Staff Legal Bulletin No. 19.
Management of Alset, page 141

37. As applicable, revise the bios for each of Alset's executive officers and directors to reflect their positions and experience with HWH entities, as disclosed on page
201. Make
         conforming changes on page 170 where you discuss the post-combination company as well.
Alset's Management's Discussion and Analysis of Financial Condition and Results of Operations
Off Balance Sheet Arrangements, page 151

38. We note your disclosures that Alset Capital Acquisition Corp. accounted for its warrants as liabilities in accordance with the guidance contained in ASC 815. Accordingly, Alset classifies the warrants as liabilities at their fair value and adjusted the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. This appears to be inconsistent with the disclosure in your financial
 Heng Fai Ambrose Chan
Alset Capital Acquisition Corp.
November 10, 2022
Page 8
         statements starting on pages F-18 which does not appear to present warrants as liabilities or adjustments for changes in fair value. Please clarify or revise. Information About HWH, page 152

39. Revise to include a brief description of the company's recent reorganization and the reasons for it. Disclose when the company began operations.
40. Throughout this section, please revise to provide more specific disclosure regarding the expected timing for launching your products and services in the pipeline. For example, you state that HWH Marketplace, Hapi Travel Destinations, and Hapi Wealth Builder are
         all in the development stage, but it is not clear when the company currently estimates or is targeting that they will become operational.
Membership, page 153

41. Please provide more robust disclosure about how the company compensates its members for product and membership sales, and include a description of the general terms of the company's agreements with members. In this regard, we note your disclosure on page F-
         45 that "the Company compensates its sales leaders with leadership incentives for services rendered, relating to the development, retention, and management of their sales organizations. Leadership incentives are payable based on achieved sales volume, which are recorded in general and administrative expenses. Member will get 25% commission of the membership fee income if the member successfully refers a new member to subscribe to the membership. The commission will be payable after the
referee   s
         membership is confirmed and been paid by the new member." We also note your disclosure on page 158 that HWH is "in no way a multi-level marketing company," and, on the other hand, your disclosure on pages 74 and 201 that HWH's affiliates engage in multi-level marketing. Please advise.
Products, page 155

42. Please clarify which of the products listed you currently offer. In this regard, we note your disclosure that you currently offer limited SHRG products, supplied by SHRG, and researched RBC Life, at the Singapore Hapi Caf  .
Government Regulation, page 159

43. Your disclosure in this section and in your risk factors focuses primarily on regulatory regimes in the United States, yet we note HWH currently derives 99% of its revenue from
       Korea and 1% from Singapore. Please revise to include a more robust discussion of the
FirstName LastNameHeng Fai Ambrose Chan
       regulations applicable to the company in Korea and Singapore, including whether there
Comapany    NameAlset
       are any          Capital
               government       Acquisition
                            agencies        Corp.to the FDA that regulate the
production,
                                      comparable
       marketing,
November          and
           10, 2022    sale8of HWH's products.
                     Page
FirstName LastName
 Heng Fai Ambrose Chan
FirstName  LastNameHeng    Fai Ambrose Chan
Alset Capital Acquisition Corp.
Comapany 10,
November   NameAlset
               2022 Capital Acquisition Corp.
November
Page 9     10, 2022 Page 9
FirstName LastName
Human Capital/ Employees, page 160

44. We note your disclosure on page 60 that none of the executive officers or members of the senior management team in place at HWH are employed full-time by HWH, rather, all of
         these individuals are employed by and work full-time for HWH   s
affiliates. Revise this
         section to discuss these arrangements, as it appears the disclosure currently relates to Alset or a SPAC instead.
Material Contracts, page 160

45. Please describe in greater detail the material terms of the agreements referenced here and file each agreement as an exhibit to the registration statement. Refer to Item 610(b)(10) of
         Regulation S-K. In addition, we note your disclosure that for the years ended December
         31, 2021 and 2020 and the six months ended June 30, 2022 and 2021, two suppliers
         accounted for approximately over 98% of the Company   s total costs of
revenue. Please
         describe the material terms of any arrangements with such suppliers here and file any agreements as exhibits to the registration statement. Lastly, we note your disclosure that you conduct a substantial portion of your business through arrangements with your affiliates, but you do not have written agreements with these affiliates. Accordingly, please describe the material terms of the material verbal arrangements under which you have conducted business with these affiliates.
Executive Compensation of HWH, page 161

46. We note your disclosure on page 87 that the combined company expects to grant equity awards to employees, directors, and consultants under its stock incentive plans. Please disclose the material terms of such incentive plans in this section and file related plan documents as exhibits to the registration statement.
Agreements with HWH's Named Executive Officers and Potential Payments Upon Termination or Change of Control, page 161

47. We note your disclosure that although HWH has not entered into employment agreements with any of its senior executive officers or members of its management team, all of those individuals have entered into employment agreements with affiliates of HWH. Please describe the terms of such agreements and file the agreements as exhibits to the registration statement.
HWH's Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Impact of the COVID-19 Pandemic, page 164

48. We note your disclosure on page 152 that while you had been profitable and growing, the
         COVID-19 pandemic had a material adverse effect on your business. Please provide more specific qualitative and quantitative disclosure, here and in the risk factors, regarding the impact of the COVID-19 pandemic on your business.
 Heng Fai Ambrose Chan
FirstName  LastNameHeng    Fai Ambrose Chan
Alset Capital Acquisition Corp.
Comapany 10,
November   NameAlset
               2022 Capital Acquisition Corp.
November
Page 10 10, 2022 Page 10
FirstName LastName
Results of Operations, page 165

49. Please expand your discussion to provide quantified analysis of the significant drivers behind material changes in your results of operations. For each period discussed, please quantify the change in revenue and cost of revenue for each revenue stream and the impact of changes on the material drivers and discuss the underlying causes for these changes. Refer to Item 303(a)(3) of Regulation S-K and SEC Release 33-8350.
50. Please include a breakdown of your revenue generated by sales of memberships and revenue generated by sales of products.
Liquidity and Capital Resources, page 166

51. We note your disclosure that you are continuing to develop several products and services and planning to open 50 new Hapi Cafes in the next two years. Please revise to include a discussion of any known trends or uncertainties regarding the capital requirements for this planned expansion. Refer to Item 303(b)(1) of Regulation S-K. Please address how the company expects to fund such projects and any implications this may have on your operations.
Description of Securities of Alset
Certain Anti-Takeover Provisions of Delaware Law and the Proposed Charter, page 185

52. Revise this section to include a discussion of the provision included in the proposed charter preventing stockholders from acting by written consent. Security Ownership of Certain Beneficial Owners and Management, page 204

53. We note your disclosure in footnote (2) that Mr. Chan may be deemed to share beneficial ownership of the securities held of record by Alset Acquisition Sponsor, LLC.
         Accordingly, please revise the total for Mr. Chan to include the shares held by Alset
         Acquisition Sponsor, LLC, as you did in Alset's IPO prospectus. In addition, identify the natural persons who hold voting or dispositive control over the shares beneficially owned by Alset International Limited, and to the extent Mr. Chan may be deemed to share beneficial ownership of the securities held by Alset International Limited, include those shares in his individual total as well. Please also revise to include each individual director and executive officer individually in the table, as well as a line item for the aggregate holdings of all directors and executive officers. Refer to Item 403(b) of Regulation S-K.
HWH International Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Revenue Recogntion, page F-44

54. We note your disclosure that product returns for the year ended December 31, 2021 was approximately $39,203. This appears to be greater than the actual product sales of $6,233 disclosed on page F-50. Please tell us why your product returns exceed your product sales
 Heng Fai Ambrose Chan
FirstName  LastNameHeng    Fai Ambrose Chan
Alset Capital Acquisition Corp.
Comapany 10,
November   NameAlset
               2022 Capital Acquisition Corp.
November
Page 11 10, 2022 Page 11
FirstName LastName
         for the year ended December 31, 2021.
55. We note your disclosure that the "Company maintains a buyback program pursuant to which it will repurchase products sold to any member who has decided to leave the business." Considering your history of product returns, please tell us why a reserve has not been recorded for product returns for the years ended December 31, 2021 and 2020.
56. We note your disclosure that for product sales you recognize revenue when the product is shipped to members. However, at December 31, 2020, you reported deferred revenues of approximately $270,722 due to the goods in transit for product sales. Please clarify or revise.
57. We note that you present contract assets of $928,543 at December 31, 2020 and $319,659 at December 31, 2021 for prepaid sales commission. We also note your disclosures regarding commissions in Note 4 and Note 7. Please tell us your customary business practice to prepay commissions, the performance obligation of the member to earn the commission and your basis for recording them as current assets.
Note 3. Receivable from related party, net, page F-47

58. You disclose that the related party receivable represents collection received by the related party on behalf of the Company for amounts invoiced by the Company to its members in connection with membership and product sales. We note you recorded $57,730 and
         $318,137 as an allowance for doubtful accounts based on a dispute of amounts collected.
         Please tell us your basis for recognizing this as a bad debt expense and cite the specific authoritative accounting literature you utilized to support your accounting treatment.
59. You disclose that HWH World, Inc. used to process your direct marketing network sales in South Korea but this arrangement was cancelled in April 2021. Please explain which entity is currently providing the payment processing service.
Note 10. Due to Alset International Ltd., page F-49

60. Please disclose the amount that is due to Alset International Ltd. for amounts paid on behalf of Health Wealth Happiness Pte. Ltd. for its daily operation.
Note 9. Due to Alset Inc. , page F-49

61. Please disclose the amount that is due to Alset Inc. for amounts paid on behalf of Hapi
         Caf   Inc. for its development.
Note 16. Concentration Risk, page F-50

62. You state the Company maintains cash balances at various financial institutions in different countries. Please disclose if you hold cash balances in Hong Kong or China.
63.      You disclose two suppliers accounted for approximately 98% of the
Company   s total
         costs of revenue. Please tell us whether either of your major suppliers are a related party.
 Heng Fai Ambrose Chan
Alset Capital Acquisition Corp.
November 10, 2022
Page 12
Financial Statements for Six Months Ended June 30, 2022
Note 2. Summary of Significant Accounting Policies, page F-64

64. Please revise your financial statements for the six months ended June 30, 2022 for the applicable comments issued on the financial statements for the years ended December 31,
         2021 and 2020.
General

65.      We note you duplicate the Management's Discussion and Analysis and
Results of
         Operations in the F-pages for both Alset and HWH International Inc. Please revise.
66. We note that EF Hutton was an underwriter for the initial public offering of Alset and has advised on the business combination transaction with HWH, as well as ValueScope.
         Please tell us, with a view to disclosure, whether you have received notice from EF
         Hutton, ValueScope, or any other financial advisor about it ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to EF Hutton for Alset's initial public offering.
67. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete your initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United
       States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.
       Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants,
FirstName         which would
            LastNameHeng     Faiexpire
                                 Ambroseworthless.
                                            Chan
Comapany
68.    As aNameAlset    Capital
             related matter,     Acquisition
                             please           Corp. any of your directors or
officers are located in
                                    tell us whether
       Hong
November    10,Kong
                2022orPage
                       China.
                           12
FirstName LastName
 Heng Fai Ambrose Chan
FirstName  LastNameHeng    Fai Ambrose Chan
Alset Capital Acquisition Corp.
Comapany 10,
November   NameAlset
               2022 Capital Acquisition Corp.
November
Page 13 10, 2022 Page 13
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Nasreen Mohammed at 202-551-3773 or Angela Lumley at 202-551-
3398 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Darrin M. Ocasio, Esq.